Mail Stop 6010
Via Facsimile and U.S. Mail

November 17, 2006

Mr. Jean-Pierre Sommadossi
Chairman and Chief Executive Officer
Idenix Pharmaceuticals, Inc.
60 Hampshire Street
Cambridge, Massachusetts 02139

> **Re:** **Idenix Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed on March 16, 2006**
> **File No. 000-49839**

Dear Mr. Sommadossi:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief